B.O.S. BETTER ONLINE SOLUTIONS LTD.

                                                           FOR IMMEDIATE RELEASE

B.O.S. ANNOUNCES GREEN LIGHT FOR COMPLETING TRANSACTION WITH CATALYST FOR THE PURCHASE OF SURF SHARES.

Teradyon, Israel - February 11, 2003 - B.O.S. Better On-Line Solutions Ltd. ("BOS" or the "Company") (NASDAQ:BOSC, TASE:BOS) announced today the execution of a settlement agreement, paving the way for the transaction with Catalyst Investments, L.P. (the "Transaction"), to be completed.

On January 9, 2003, the Company's Board of Directors approved the Transaction, the details of which were previously disclosed in the Company's press release of January 12, 2003 and the Company's recently published proxy statement. Pursuant to the Transaction agreements, Catalyst will be issued BOS shares, in exchange for the sale of most of its Surf shares to BOS, and will thus hold 16.6% of the outstanding BOS shares, after the issuance. Upon completion of the transaction, the Company will become the largest shareholder in Surf.

On January 14, 2003, certain shareholders filed suit against the Company demanding that a shareholders meeting be convened and requesting a declaratory judgement that the transaction is subject to shareholder approval. The court issued a temporary restraining order, EX PARTE, prohibiting the Company from signing the transaction agreements and closing the deal, and scheduled a hearing in the presence of all parties. The Company's position was and remains that the shareholders lack voting authority with regard to the Transaction.

The settlement agreement reached between the parties provides for the dismissal of the lawsuit, so that the Transaction will be executed without the need for shareholder approval. Under the settlement agreement, Catalyst shall be prohibited, until February 1, 2005, from entering into a voting agreement of any kind, with other shareholders of the Company, unless some of the plaintiff shareholders enter into voting agreements of their own. Catalyst has also represented that it is purchasing the BOS shares for investment purposes and will be prohibited from selling its shares until February 1, 2006, subject to certain agreed-upon exceptions. The settlement agreement also provides Catalyst with the same registration rights with regard to the purchased shares, as some of the plaintiff shareholders received when they invested in the Company in May 2000. Furthermore, all parties have waived claims against each other and against the directors of the Company, with regard to the Transaction, as well as any claims against Orwer Ltd. and/or Mr. Aviram Wertheim, with relation to the private placement between the Company and Orwer Ltd., which did not take place despite the authorization given by the shareholders at the last annual meeting.

"We strongly believe that the Transaction is beneficial to the Company, and our investment in Surf reflects the Company's policy to focus on its core business in the field of IP Telephony. We also anticipate a productive business relationship with our new shareholder, Catalyst Investments, L.P., who has much to contribute to our Company", said Mr. Israel Gal, the CEO of BOS.

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                       B.O.S. BETTER ONLINE SOLUTIONS LTD.

ABOUT B.O.S.

Through its wholly owned subsidiary, BOSCOM, the Company develops, produces and markets operationally essential, multi-functional, cross-enterprise communication and networking products. BOScom's IP Telephony division provides innovative, telephony solutions that leverage a corporation's existing equipment infrastructure. The BOScom's legacy division offers solutions for IBM mid-range-to-PC and LAN connectivity, and printing solutions that are operating system independent.

B.O.S. was established in 1990 and became a public company traded on the Nasdaq Stock Market in 1996 (Nasdaq:BOSC). A new analyst report was recently published on Bloomberg, the highlights of which can be viewed on Bloomberg under BOSC.

SURF Communications Ltd., an affiliated company, develops and supplies software-based access solutions that are integrated into manufacturers' original equipment in the telecommunications, data communications, telephony, and consumer electronics industries. Surf has some high-profile strategic investors which include: Intel, Motorola and Texas Instruments, and the Israeli venture funds Pitango, Giza, Sadot and Catalyst.


ABOUT CATALYST

Catalyst, an Israeli Venture Capital Fund that invests in mature companies, private or public, was founded by Cukierman & Co. Investment House Ltd., leading in European investments in Israel. The Investment House has raised for Israeli companies approximately 300 Million Euro from European investors.

The Fund commenced its operation in mid 2000 and it is jointly managed by Edouard Cukierman and Boaz Harel. Its Chairman is Yair Shamir. Catalyst's investors include: HSBC, ABN AMRO Bank, the OTTO Group as well as Israel's Union bank. The Fund raised US$40 Million and has invested in 9 portfolio companies. Most of its funds are liquid and are intended to be invested within the next 2 years.

For further information, please contact Mr. Noam Yellin, at Tel. +972-3-527-4949 nyellin@netvision.net.il.

BOS Websites: www.bosweb.com and www.boscom.com.

THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE CONTROL OF BOS, INCLUDING, BUT NOT LIMITED TO, THOSE RISKS AND UNCERTAINTIES DETAILED IN BOS' PERIODIC REPORTS AND REGISTRATION STATEMENTS FILED WITH THE U.S. SECURITIES EXCHANGE COMMISSION.